UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 21, 2026

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mister Car Wash, Inc.

File No. 5-93524 – CTR #11400

Mister Car Wash, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit (c)(3) to a Schedule 13E-3 filed on April 3, 2026.

Based on representations by Mister Car Wash, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit (c)(3)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance